Supplement No. 6 to Prospectus dated August 31, 2007	Filed Pursuant to Rule 424(b)(7) Registration No. 333-145833

$1,200,000,000

1.22% Convertible Senior Debentures Due 2008

and Common Stock Issuable

Upon Conversion of the Debentures

This supplement no. 6 to the prospectus dated August 31, 2007 (the Prospectus) relates to the resale by certain selling securityholders of our 1.22% Convertible Senior Debentures due 2008 (the Debentures) and any shares of our common stock issuable upon conversion of the Debentures.

You should read this prospectus supplement no. 6 together with the Prospectus, prospectus supplement no. 1 dated September 14, 2007, prospectus supplement no. 2 dated October 12, 2007, prospectus supplement no. 3 dated November 9, 2007, prospectus supplement no. 4 dated December 14, 2007 and prospectus supplement no. 5 dated February 4, 2008 (collectively, the prior prospectus documents), which should be delivered with this prospectus supplement no. 6. This prospectus supplement no. 6 is not complete without, and may not be delivered or used except in conjunction with, the prior prospectus documents and any amendments or supplements thereto. This prospectus supplement no. 6 is qualified by reference to the prior prospectus documents, except to the extent that the information provided by this prospectus supplement no. 6 supersedes or supplements information contained in the prior prospectus documents. The terms of the Debentures are set forth in the Prospectus.

Investing in the Debentures and our common stock involves risks. See “Risk Factors” beginning on page 5 of the Prospectus and the “Risk Factors” included in our Annual Report on Form 10-K for the fiscal year ended December 29, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement no. 6 or the prior prospectus documents are truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement no. 6 constitutes the offer by the selling securityholders named below of $102,480,000 principal amount of the Debentures and any shares of our common stock issuable upon conversion of those Debentures.

The table under the caption “Selling Securityholders” beginning on page 52 of the Prospectus (as previously amended and supplemented by the tables under the captions “Additional Selling Securityholders” and “Revised Information Regarding Selling Securityholders” beginning on page 2 of supplements no. 1, 2, 3, 4 and 5 to the Prospectus) is hereby:

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amended by replacing the information in the Prospectus and supplements no. 1, 2, 3, 4 and 5 to the Prospectus regarding the selling securityholders identified in the table entitled “Revised Information Regarding Selling Securityholders” with the information set forth in the table entitled “Revised Information Regarding Selling Securityholders” below.

We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to March 5, 2008. Information about the selling securityholders may change over time.

Except as set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Debentures since the date on which they provided the information regarding their Debentures in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

Selling Securityholders

Revised Information Regarding Selling Securityholders

Selling Securityholder(1)	Principal Amount of Debentures That May Be Sold	Percentage of Debentures Outstanding	Shares of Common Stock Offered(2)(3)	Shares of Common Stock Beneficially Owned After the Offering(4)
DBAG London	$52,359,000	4.36%	1,005,821	—
Deutsche Bank Securities Inc.	$31,975,000	2.66%	614,242	—
FFVA Mutual Insurance Company	$8,088,000	0.67%	155,371	—
Merrill Lynch, Pierce, Fenner & Smith, Inc.(5)	$10,058,000	0.84%	193,215	—

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(1)        Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in additional supplements to the Prospectus if required.

(2)        Assumes for each $1,000 in principal amount of Debentures that 19.2101 shares of common stock could be received upon conversion. This conversion rate is subject to adjustment as described under “Description of the Debentures—Conversion Rights” on page 21 of the Prospectus. As a result, the number of shares of common stock issuable upon conversion of the Debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the conversion of the Debentures as described under “Description of the Debentures—Payment upon Conversion—Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control” on page 29 of the Prospectus. In addition, excludes fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from the conversion of the Debentures, as described under “Description of the Debentures—Payment upon Conversion” on page 24 of the Prospectus.

(3)        Based on 344,164,901 shares of common stock outstanding as of February 29, 2008, no selling securityholder identified above would own 1% or more of our common stock after an offering and sale of all shares issuable upon conversion of the Debentures. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s Debentures, but we did not assume conversion of any other holder’s Debentures.

(4)        For purposes of computing the number and percentage of Debentures and shares of common stock to be held by the selling securityholders after the conclusion of this offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the Debentures and all of the common stock issuable upon conversion of the Debentures offered by this prospectus supplement no. 6, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned by such selling securityholders.

(5)        This selling securityholder also owns $10,688,000 in principal amount of Debentures which have been previously registered.

The date of this prospectus supplement no. 6 is March 6, 2008.